Prospectus Supplement
(To Prospectus dated October 31, 2014)
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199750

INDEPENDENT BANK CORP.
2014 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This prospectus supplement (the “Supplement”) is part of, and should be read in conjunction with, the prospectus dated October 31, 2014 (the “Prospectus”) relating to the Independent Bank Corp. 2014 Dividend Reinvestment and Stock Purchase Plan (the “Plan”).

Beginning with the January 8, 2016 investment date of the fourth quarter dividend declared on December 15, 2015, the discount offered by Independent Bank Corp. (the “Company”) for dividend reinvestment purchases under the Plan will be decreased from 5% to 2.5% in accordance with Plan terms. This 2.5% discount will remain in effect until such time as the Company files another prospectus supplement further amending the discount feature under the Plan. The Company reserves the right to change or eliminate, at any time, any discount offered on shares of our common stock purchased with reinvested dividends. Such discount, if any, will be in a range from 0% to 5%, established in the Company’s sole discretion.

Information in the Prospectus under the headings “Summary of the Plan - Reinvestment of Cash Dividends and Distributions” and “Summary of the Plan - Newly Issued Shares” and the responses to Questions 2, 3 and 11 under the heading “Description of the Plan” should be read in light of the information contained in this Supplement.

Except as described above, all terms and conditions of the Plan set forth in the Prospectus remain unchanged.

December 15, 2015